Relay Management L.L.C.

3651 Lindell Rd. Suite D

Las Vegas, NV 89103

September 30, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance - Office of Trade & Services
100 F Street, N.E.
Washington, DC. 20549
Attn: Janice Adeloye, Cara Wirth

Re:	Relay Management L.L.C.
Withdrawal of Acceleration Request - Offering Statement on Form 1-SA (File No. 024-11597)

Dear Ms. Adeloye,

Reference is made to our letter, filed as correspondence via EDGAR on September 27, 2022, in which we requested the acceleration of the effective date of the above-referenced Offering Statement for Thursday, September 29, 2022 at 1:00 p.m. Eastern Daylight Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Offering Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely,

Relay Management L.L.C.

By:	/s/ Stanley K. Chomer
Stanley K. Chomer
Chief Executive Officer

cc: Lahdan S. Rahmati, Esq.